April 3, 2026

Megan Boston
Chief Financial Officer
Benitec Biopharma Inc.
3940 Trust Way
Hayward, California 94545

       Re: Benitec Biopharma Inc.
           Form 10-K for Fiscal Year Ended June 30, 2025
           File No. 001-39267
Dear Megan Boston:

       We have completed our review of your filings. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.



                                                          Sincerely,

                                                          Division of
Corporation Finance
                                                          Office of Life
Sciences